UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375206
(CUSIP Number)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(310) 966-1444

with a copy to:

 Sara L. Terheggen
The NBD Group, Inc.
350 N. Glendale Avenue, Ste B522
Glendale, CA 91206
(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
NHC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percentage calculated based on 13,584,593 shares of common stock, par value $0.02 per share, outstanding as of July 31, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on August 13, 2020.

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percentage calculated based on 13,584,593 shares of common stock, par value $0.02 per share, outstanding as of July 31, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on August 13, 2020.

This Amendment No. 4 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2018 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC on February 20, 2019, Amendment No. 2 to the Original 13D filed with the SEC on May 1, 2020 and Amendment No. 3 to the Original 13D filed with the SEC on July 27, 2020 (collectively with the Original 13D, the “Schedule 13D”), relating to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add a new paragraph at the end as follows:

On August 26, 2020, BRF (one of the Reporting Persons) sent the correspondence attached hereto as Exhibit 1 to the Special Committee of the Board of Directors of the Issuer, the contents of which are hereby incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,159,550 shares of Common Stock, which represents approximately 45.3% of the Issuer’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 13,584,593 shares of common stock, par value $0.02 per share, outstanding as of July 31, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on August 13, 2020.

Item 7.    Material to Be Filed as Exhibits

The following document is filed as an exhibit:

Exhibit Number	Description

1	Correspondence sent to the Issuer’s Special Committee of the Board of Directors on August 26, 2020

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHC HOLDINGS, LLC

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signatory

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

5